UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2024
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207	13D	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,179,801

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,179,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,179,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 59,575,453 shares of Common Stock outstanding as of February 22, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed on February 29, 2024.

CUSIP No. 69888T207	13D	Page 3 of 6
1	NAMES OF REPORTING PERSONS
EGI INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,179,801

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,179,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,179,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 59,575,453 shares of Common Stock outstanding as of February 22, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed on February 29, 2024.

CUSIP No. 69888T207	13D	Page 4 of 6
EXPLANATORY NOTE: This Amendment No. 26 to Schedule 13D (“Amendment No. 26”) relates to the Common Stock, $0.01 par value per share of Par Pacific Holdings, Inc. This Amendment No. 26 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to the Schedule 13D filed on June 27, 2013, Amendment No. 2 to the Schedule 13D filed on September 30, 2013, Amendment No. 3 to the Schedule 13D filed on July 25, 2014, Amendment No. 4 to the Schedule 13D filed on August 15, 2014, Amendment No. 5 to the Schedule 13D filed on September 24, 2014, Amendment No. 6 to the Schedule 13D filed on November 12, 2014, Amendment No. 7 to the Schedule 13D filed on April 14, 2015, Amendment No. 8 to the Schedule 13D filed on August 25, 2015, Amendment No. 9 to the Schedule 13D filed on November 24, 2015, Amendment No. 10 to the Schedule 13D filed on June 17, 2016, Amendment No. 11 to the Schedule 13D filed on July 18, 2016, Amendment No. 12 to the Schedule 13D filed on September 26, 2016, Amendment No. 13 to the Schedule 13D filed on November 1, 2021, Amendment No. 14 to the Schedule 13D filed on December 9, 2021, Amendment No. 15 to the Schedule 13D filed on January 6, 2022, Amendment No. 16 to the Schedule 13D filed on February 28, 2022, Amendment No. 17 to the Schedule 13D filed on April 15, 2022, Amendment No. 18 to the Schedule 13D filed on April 25, 2022, Amendment No. 19 to the Schedule 13D filed on May 13, 2022, Amendment No. 20 to the Schedule 13D filed on May 26, 2022, Amendment No. 21 to the Schedule 13D filed on June 7, 2022, Amendment No. 22 to the Schedule 13D filed on June 28, 2022, Amendment No. 23 to the Schedule 13D filed on July 8, 2022, Amendment No. 24 to the Schedule 13D filed on July 21, 2022, and Amendment No. 25 to the Schedule 13D filed on August 2, 2022 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 1.	Security of the Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Par Pacific Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 825 Town & Country Lane, Suite 1500, Houston, Texas 77024.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock: Chai Trust Company, LLC, an Illinois limited liability company (“General Partner”) and EGI Investors, L.L.C., a Delaware limited liability company (“EGI Investors”). General Partner and EGI Investors are sometimes collectively referred to herein as the “Reporting Persons.” The principal business of EGI Investors is investments, and the principal business of General Partner is trust administration.

The executive officers of EGI Investors are:

•	Joseph Miron: Vice President and Secretary.
•	Mark Sotir: Vice President.
•	Philip G. Tinkler: Vice President and Treasurer.

The executive officers and directors of General Partner are as follows:

•	Scott R. Peppet: President and Director
•	Joseph Miron: Chief Legal Officer and Secretary
•	Mark Sotir: Executive Vice President and Director. Mr. Sotir is also the President of the EGI Division of General Partner.
•	Philip G. Tinkler: Chief Financial Officer and Senior Trust Officer
•	Suzanne Campion: Director. Ms. Campion is also an executive recruiter.
•	David J. Contis: Director. Mr. Contis is also a Principal at Agora Advisors, Inc.

CUSIP No. 69888T207	13D	Page 5 of 6
•	Mary Duke: Director. Ms. Duke is also a family wealth advisor.
•	Thomas P. Heneghan: Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.
•	Siobhan Murphy: Director. Ms. Murphy is also an attorney.
•	JoAnn Zell: Director. Ms. Zell is also a physician.
•	Kellie Zell: Director. Ms. Zell is a homemaker.

The business address of Joseph Miron, Mark Sotir, Philip G. Tinkler, Scott R. Peppet, Suzanne Campion, David J. Contis, Mary Duke, Thomas P. Heneghan, Siobhan Murphy, JoAnn Zell, Kellie Zell and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each Reporting Person are United States citizens.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

For purposes of compliance with the restrictions in the Issuer’s certificate of incorporation designed to reduce the risk of an ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, the sales of shares of Common Stock by the Reporting Persons reported herein were previously approved by the board of directors of the Issuer.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 59,575,453 shares of Common Stock were outstanding as of February 22, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed on February 29, 2024. EGI Investors is the beneficial owner of 2,179,801 shares of Common Stock, or approximately 3.7% of the issued and outstanding shares of Common Stock, and EGI Investors shares voting and dispositive power with General Partner with respect to such shares.

(c) A description of all of the other transactions in the Common Stock during the past sixty days, each of which was effected in the open market in routine brokerage transactions, is included in Exhibit 14.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Persons.

(e) As of February 29, 2024, each of the Reporting Persons ceased to beneficially own more than 5% of the shares of Common Stock outstanding.

ITEM 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 14:	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 69888T207	13D	Page 6 of 6
SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 5, 2024

Chai Trust Company, LLC

	By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Chief Legal Officer

EGI INVESTORS, L.L.C.

	By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President